Filed Pursuant to Rule 433

Registration Statement No. 333-202692-01

Dated June 13, 2017

Final Term Sheet

Kansas City Power & Light Company

4.20% Notes due 2047

Issuer:	Kansas City Power & Light Company

Trade Date:	June 13, 2017

Settlement Date:	June 15, 2017 (T+2)

Expected Ratings*:	Moody’s Investors Service, Inc.: Baa1 (stable) Standard & Poor’s Ratings Services: BBB+ (negative)

Title of Securities:	4.20% Notes due 2047

Principal Amount:	$300,000,000

Maturity Date:	June 15, 2047

Interest Payment Dates:	Semi-annually on June 15 and December 15, beginning on December 15, 2017

Coupon (Interest Rate):	4.20%

Benchmark Treasury:	3.000% due February 15, 2047

Benchmark Treasury Price / Yield:	102-21 / 2.866%

Spread to Benchmark Treasury:	+135 basis points

Yield to Maturity:	4.216%

Price to Public:	99.729% of the principal amount, plus accrued interest from June 15, 2017, if settlement occurs after that date

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to December 15, 2046 (the date that is 6 months prior to the maturity date of the notes (the “par call date”)), in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes matured on the par call date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus, in each case, 20 basis points, plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but excluding, the redemption date

Par Call:	At any time on or after the par call date, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP / ISIN :	485134 BQ2 / US485134BQ27

Joint Book-Running Managers:	BNP Paribas Securities Corp. SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Managers:	MFR Securities, Inc. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BNP Paribas Securities Corp. or SunTrust Robinson Humphrey, Inc. can arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.

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